UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. - In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) 33.3.0029520-8 Publicly-Held Company

 MATERIAL FACT

Resignation of Chief Executive Officer

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company"), in compliance with Article 157, paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that on this date Mr. Marco Norci Schroeder presented his resignation as Chief Executive Officer of the Company.

Pursuant to Article 37 of the Company’s Bylaws, the Board of Executive Officers, at a meeting held on this date, appointed Mr. Eurico de Jesus Teles Neto to act as interim Chief Executive Officer, concurrently with his present position as Chief Legal Officer, until such time as the Board of Directors deliberates on this matter.

The Company expresses its most profound thanks to Mr. Marco Norci Schroeder for his complete dedication to Oi during his years working as part of the Company’s team and during his time as Chief Executive Officer, recognizing the contributions and significant results achieved by Oi during his office, in particular with respect to the conduction of the Company’s judicial reorganization process.

Rio de Janeiro, November 24, 2017.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. - In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer